                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            -------------------------

                                (AMENDMENT NO. 4)

                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))

                           BERLITZ INTERNATIONAL, INC.
                        (Name of Filing Person (Issuer))

                                SOICHIRO FUKUTAKE
                     (Name of Filing Person (Other Person))

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215

      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

  MARILYN SELBY OKOSHI, ESQ.                   DAVID K. LAKHDHIR, ESQ.
       COUDERT BROTHERS                PAUL, WEISS, RIFKIND, WHARTON & GARRISON
  1114 AVENUE OF THE AMERICAS                1285 AVENUE OF THE AMERICAS
 NEW YORK, NEW YORK 10036-7703              NEW YORK, NEW YORK 10019-6064
   TELEPHONE: (212) 626-4400                  TELEPHONE: (212) 373-3000

                            CALCULATION OF FILING FEE
-----------------------------------------------------------------------------
          Transaction Valuation*          Amount of Filing Fee**
-----------------------------------------------------------------------------
               $38,501,067                     $7,700.22
-----------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $16.50 in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: ........................ $ 6,766.85
Form or Registration No.: ...................... Schedule TO
Filing Party: .................................. Benesse Corporation and Benesse Holdings International, Inc.
Date Filed: .................................... April 6, 2001

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated April 6, 2001 (as amended and supplemented, the "Schedule TO") relating to the offer by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at a price of $14.50 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

     All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers below correspond to the instructions to Schedule TO.

ITEM 1. SUMMARY TERM SHEET and ITEM 4. TERMS OF THE TRANSACTION.

     Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     Parent and Purchaser have increased the Offer Price from $14.50 to $16.50, and have extended the Offer until 5:00 p.m., New York City time, on Thursday, May 31, 2001. The full text of the press release issued by Parent and Purchaser on May 16, 2001, announcing the increase in the Offer Price and the extension of the Offer is filed as Exhibit (a)(14) hereto. The Special Committee has confirmed in writing that it will not revoke its recommendation of the Offer on account of the increase in the Offer Price and the extension of the Offer until 5:00 p.m., New York City time, on Thursday, May 31, 2001.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     Parent and Purchaser determined to increase the Offer Price because the two largest shareholders of Berlitz (other than Purchaser) had each indicated that they would not tender their Shares at the original Offer Price of $14.50 per Share. The consummation of the Offer is subject to, among other things, the satisfaction of the Minimum Tender Condition (i.e., the number of Shares validly tendered and not withdrawn, when added to the number of Shares owned by the Benesse Group, must equal at least 90% of the number of Shares outstanding as of the Expiration Date). The Minimum Tender Condition may not be waived by Parent or Purchaser. Because the reported ownership of these two shareholders exceeds 10% of the outstanding Shares, the Offer cannot be completed if both of these shareholders withhold all of their Shares from the Offer.

     On May 10, 2001, Mario Gabelli, Marc J. Gabelli and various affiliated entities (the "Gabelli Companies") filed an amended Schedule 13D with respect to the Shares reporting that the Gabelli Companies collectively owned 643,000 Shares and stating that the Gabelli Companies had "decided not to tender their shares into the Offer by [Purchaser] to purchase all of [Berlitz's] outstanding shares at $14.50 per share".

     On May 9, 2001, Mentor Partners, L.P. ("Mentor Partners") filed an initial statement on Schedule 13G with respect to the Shares reporting that Mentor Partners owned 950,000 Shares. On May 10, 2001, Morgan Stanley & Co. Incorporated, the Dealer Manager for the Offer, spoke with Mentor Partners at the request of Purchaser concerning the reasons why Mentor Partners had not tendered its Shares. Mentor Partners orally advised Morgan Stanley that, in its view, the original Offer Price was insufficient but that it would be prepared to tender its Shares if the Offer Price were raised by $4.00 to $6.00 per Share, even though Mentor Partners believed that Berlitz was worth more. On May 11, 2001, Morgan Stanley contacted Mentor Partners to advise Mentor Partners that Parent and Purchaser were considering their options with respect to the Offer. Thereafter, Parent and Purchaser determined that they were willing to increase the Offer Price by $2.00 per Share, but that no further increase would be considered.

     In light of the foregoing, and in view of the fact that an insufficient number of Shares were tendered as of the scheduled expiration of the Offer (5:00 p.m., New York City time, on Tuesday, May 15, 2001), Parent and Purchaser have decided to offer to purchase all outstanding Shares at the increased price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer Documents, as amended and supplemented to date. Parent and Purchaser have also extended the Offer until 5:00 p.m., New York City time, on Thursday, May 31, 2001. In addition to determining that there will be no further increase in the Offer Price, Parent and Purchaser have also determined that they will not further extend the Offer unless required to do so under the terms of the Offer (including any further extension required by the SEC).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     As a result of the increased Offer Price, the total amount of funds required to purchase all outstanding Shares pursuant to the Offer has increased to approximately $38.5 million.

ITEM 11. ADDITIONAL INFORMATION.

     The full text of the press release issued by Parent and Purchaser on May 16, 2001, announcing the increase in the Offer Price and the extension of the Offer is filed as Exhibit (a)(14) hereto.

     Based on a report from the Depositary, as of 5:00 p.m., New York City time, on May 15, 2001, the total number of Shares deposited and not withdrawn was 488,294, which together with the Shares already owned by Parent, Purchaser and Mr. Fukutake, represent approximately 80.7% of the outstanding Shares.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

     Exhibit (a)(14) Text of press release issued by Parent and Purchaser on May 16, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 13, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     Financial Statements. The information contained in pages 2 through 12 of Berlitz's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 is hereby incorporated by reference.

     The ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, for the quarterly period ended March 31, 2001 is 0.62.

     The book value per Share as of March 31, 2001 is $32.29.


The information incorporated by reference may be read and copied at the following locations at the SEC:

        Public Reference Room               New York Regional Office               Chicago Regional Office
        Room 1024, Judiciary Plaza          Suite 1300                             Citicorp Center, Suite 1400
        450 Fifth Street, N.W.              7 World Trade Center                   500 West Madison Street
        Washington, D.C. 20549              New York, New York 10048               Chicago, Illinois 60661-2511

Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Berlitz's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SCHEDULE TO AND SCHEDULE 13E-3

                                    BENESSE CORPORATION


                                    By:     /s/ Soichiro Fukutake
                                    -----------------------------
                                    Name:   Soichiro Fukutake
                                    Title:  President



                                    BENESSE HOLDINGS INTERNATIONAL, INC.


                                    By:     /s/ Soichiro Fukutake
                                    -----------------------------
                                    Name:   Soichiro Fukutake
                                    Title:  Chairman



                                    SCHEDULE 13E-3 ONLY

                                    SOICHIRO FUKUTAKE


                                    /s/ Soichiro Fukutake
                                    -----------------------------
                                    Soichiro Fukutake



                                    SCHEDULE 13E-3 ONLY

                                    BERLITZ INTERNATIONAL, INC.


                                    By:     /s/ Ronald Stark
                                    -----------------------------
                                    Name:   Ronald Stark
                                    Title:  Vice President, Finance





Dated: May 16, 2001

                                  EXHIBIT INDEX

The following item is hereby added to the Exhibit Index:

(a)(14)   Text of press release issued by Parent and Purchaser on May 16, 2001.